Mail Stop 4561

June 13, 2007

Owen Onsum, Chief Executive Officer
First Northern Community Bancorp
195 N. First Street
Dixon, CA 95620

**Re: First Northern Community Bancorp
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed March 15, 2007
File No. 0-30707**

Dear Ms. Onsum:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Financial Statements

Note 7 – Supplemental Compensation Plans, page 60

Director's Retirement Plan, page 63

1. You report a SFAS 158 transition adjustment of $914,000 in the table at the top of page 63. You state the after-tax decrease to equity for the SFAS 158 adoption was $549,000. We note "Directors' and officers' retirement plan equity adjustments" of $512,000 in the 2006 Statements of Stockholders' Equity and

Comprehensive Income. Please tell us if the $549,000 transition adjustment is included in the $512,000 adjustment to the Statement. If so, please tell us how the inclusion of the transition adjustment in Other Comprehensive Income complies with paragraph 16a of SFAS 158. If the transition adjustment is not included in the adjustment reported on this Statement, please tell us your accounting treatment for it.

Note 12 – Stock Compensation Plans, page 68

2.   Please revise future filings to include all disclosures required by paragraphs 64 and 65 and paragraphs A240-A242 of SFAS 123(R), as applicable. For example, we could not find the disclosure stating the total compensation cost recognized in the Statement of Operations.

Note 15 – Financial Instruments with Off-Balance Sheet Risk, page 73

3.   We note you "either have collateral in excess of letters of credit or imbedded agreements of recourse" for your $12,222,000 in letters of credit. Please tell us and clarify in future filings why you have a $950,000 reserve for these items, including your accounting treatment and the supporting authoritative guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or John Nolan at (202) 551-3492 if you have any questions.

Sincerely,

John Nolan
Branch Chief